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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Amanda Kim

Stephen Krikorian

Marion Graham

Jan Woo

Re: ServiceTitan, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted April 16, 2024

CIK No. 0001638826

To the addressees set forth above:

ServiceTitan, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 2”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 16, 2024 (the “Draft Submission”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on April 26, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below the comment of the Staff’s letter in bold type followed by the Company’s response thereto.

Draft Registration Statement on Form S-1 submitted April 16, 2024

Principal Stockholders, page 149

We note your response to prior comment 8 and reissue in part. Please revise your disclosure to identify the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by Battery Ventures, Bessemer Venture Partners, and ICONIQ Capital and clarify that no individual member exercises voting or dispositive control over the company’s shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 167 and 168 of Amendment No. 2 accordingly.

* * *

September 9, 2024

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (415) 395-8216 or by email (phillip.stoup@lw.com) with any questions or comments regarding this correspondence.

Sincerely,
/s/ Phillip Stoup
Phillip Stoup
of LATHAM & WATKINS LLP

cc:	Ara Mahdessian, ServiceTitan, Inc.

Vahe Kuzoyan, ServiceTitan, Inc.

Dave Sherry, ServiceTitan, Inc.

Olive Huang, ServiceTitan, Inc.

Tad J. Freese, Latham & Watkins LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.